Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

February 27, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Marianne Dobelbower

Re:	Post-Effective Amendment No. 167 to the Registration Statement on Form N-1A of Deutsche Communications Fund (the “Fund”), a series of Deutsche Securities Trust (Reg. Nos. 002-36238/811-02021)

Dear Ms. Dobelbower,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on February 8, 2017 and related to (i) the addition of Class T shares to the Fund; and (ii) the addition of a new Appendix B to the Fund’s prospectus relating to financial intermediary specific sales charge waivers and discounts. The Amendment was filed on behalf of the Fund on January 19, 2017, with an effective date of March 31, 2017, and was selectively reviewed by the Staff.

The Staff’s comments are restated below followed by the Fund’s responses.

Class T Comments

1.      Comment: We note that Class T expenses are estimated in the Fund’s expense table. Please indicate supplementally why you think that is appropriate.

Response: Since the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

2.	Comment: To the extent Class T shares appear in a stand-alone prospectus, please be advised that financial highlights for at least one representative existing Fund share class must be included in the stand-alone Class T prospectus.

Response: While the Fund’s prospectus included in the Amendment is not a stand-alone Class T prospectus, we acknowledge and agree that for any Deutsche Fund that is launching Class T shares in a stand-alone prospectus, representative financial highlights for an appropriate existing Fund share class will be included in such stand-alone Class T prospectus.

Appendix B Comments

1.	Comment: Pursuant to the Staff’s Guidance Update released in December 2016, Appendix B must specifically identify the name of any financial intermediary included in the Appendix. Accordingly, please insert the name of each financial intermediary included in Appendix B to which a scheduled sales load variation applies.

Response: The Fund has added the requested disclosure.

2.	Comment: Since the Fund is responsible for the disclosure that appears in its prospectus, please delete the first sentence of the second paragraph of Appendix B. For the same reason, please consider whether the second sentence of the second paragraph of Appendix B requires further revision.

Response: The Fund has deleted the first sentence of the second paragraph of Appendix B. The Fund has evaluated the second sentence of the second paragraph of Appendix B in light of the Staff’s comment and believes that the sentence requires no further revision.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/ James M. Wall

James M. Wall

Director & Senior Counsel

cc. John Marten, Esq., Vedder Price

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